Exhibit 99.1

JinkoSolar Announces First Quarter 2022 Financial Results

April 28, 2022

SHANGRAO, China, April 28, 2022 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Business Highlights

Significant year-over-year growth in revenues and module shipments.
At the end of the first quarter of 2022, we became the first in the industry to reach the delivery milestone of a total 100GW of solar modules.
High-efficiency N-Type monocrystalline silicon solar cell sets new world record with maximum conversion efficiency of 25.7%.
16GW N-type cells capacity in Hefei and Jianshan production facilities ramped up smoothly, with cells mass production efficiency exceeding 24.6%.
The overall impact of the COVID-19 outbreak on production and operations should be short-term and controllable.
We reiterate our full year 2022 shipment guidance.

First Quarter 2022 Operational and Financial Highlights

Quarterly shipments were 8,390 MW (8,031 MW for solar modules, 359 MW for cells and wafers), total shipments down 13.4% sequentially, and up 56.7% year over year.
Total revenues were RMB14.76 billion (US$2.33 billion), down 9.9% sequentially and up 85.9% year over year. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules. The year over year increase was mainly attributable to an increase in the shipment of solar modules.
Gross profit was RMB2.23 billion (US$351.2 million), down 15.8% sequentially and up 63.9% year over year.
Gross margin was 15.1%, compared with 16.1% in Q4 2021 and 17.1% in Q1 2021. The sequential and year-over-year decreases were mainly attributable to an increase in the material cost of solar modules.
Net income attributable to JinkoSolar Holding Co., Ltd'sordinary shareholders was RMB28.9 million (US$4.6 million), compared with RMB239.5 million sequentially and RMB221.1 million year over year.
Basic and diluted earnings per ordinary share were RMB0.15 (US$0.02) and RMB0.15 (US$0.02), respectively. This translates into basic and diluted earnings per ADS of RMB0.60 (US$0.10) and RMB0.60 (US$0.10), respectively.

Mr. Xiande Li, JinkoSolar'sChairman of the Board of Directors and Chief Executive Officer, commented, "Leveraging our competitive advantages in supply chain management and a global network, we delivered solid results in the first quarter of 2022, with total revenues reaching RMB14.8 billion, a 86% increase year-over-year, and our quarterly shipments increased by 57% year-over-year to 8.4 GW. Despite a very challenging environment due to macro-economic uncertainties and supply chain disruptions as a result of the resurgence of COVID-19 across the world, we continued to improve our in-house cost structure and our gross profit in the first quarter increased by more than 60% year-over-year.

"Polysilicon prices and shipping costs remained high and volatile during the quarter. Epidemic prevention and containment policies in China since March have resulted in logistics congestion and sharp reductions in transport capacity, which further increased cost pressures. To overcome these difficulties, we took early action to ensure ample reserves of raw materials as well as close cooperation and coordination of production, supply chain and sales in order to meet production and delivery timelines."

"In China, some projects have been delayed to some extent due to the supply chain imbalance and logistic disruptions as a result of the COVID-19 resurgence, but we continue to see solid demand for clean energy solutions. During the quarter, many Chinese provinces started to issue time-of-use tariff policies which have increased demand for distributed generation. For utility projects, consistently high prices along the supply chain convinced some customers to not wait any longer to start new projects. By the end of March, the bidding phases for more than 50GW of such projects had been completed."

"In Europe, the Russia-Ukraine war has highlighted the need for solar energy, with incremental demand expected within the year and further steady increases over time. We expect total global installations to reach about 250 GW in 2022 and distributed generation to make up a higher proportion of the energy mix in countries traditionally reliant on gas-fired and thermal power."

"Our 16 GW N-type production capacity successfully ramped up according to schedule. Currently, our mass-produced N-type cell conversion efficiency exceeds 24.6%. We are consistently investing in technology upgrades to increase cell efficiency and reduce costs. Recently, we set a new world record for our large-size monocrystalline silicon TOPCon solar cell with maximum conversion efficiency reaching 25.7%.There has been wide acceptance and demand for our N-type modules. We expect to increase our market share and profitability with gradual sales of premium N-type modules in the coming quarters."

"We believe that the impact of the pandemic on production and operations is temporary and the continuous release of polysilicon supplies will aid the industry's gradual recovery. We reiterate our guidance on total shipments for full year 2022. Taking into account our advantages in N-type cells and strong market demand, we plan to invest in the second phase of N-type cells with a total production capacity of approximately 16GW to improve our integrated capacity infrastructure. This gives us the confidence to increase our full-year 2022 guidance for annual production capacities of mono wafers, solar cells and modules to reach 55 GW, 55 GW and 60 GW, respectively. By applying the latest technology for mass production, we will continue to lead industry breakthroughs and achieve technical leadership among our peers."

First Quarter 2022 Financial Results

Total Revenues

Total revenues in the first quarter of 2022 were RMB14.76 billion (US$2.33 billion), a decrease of 9.9% from RMB16.39 billion in the fourth quarter of 2021 and an increase of 85.9% from RMB7.94 billion in the first quarter of 2021. The sequential decrease was mainly attributable to a decrease in the shipment of solar modules. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules due to the increasing demand of global market.

Gross Profit and Gross Margin

Gross profit in the first quarter of 2022 was RMB2.23 billion (US$351.2 million), compared with RMB2.64 billion in the fourth quarter of 2021 and RMB1.36 billion in the first quarter of 2021.

Gross margin was 15.1% in the first quarter of 2022, compared with 16.1% in the fourth quarter of 2021 and 17.1% in the first quarter of 2021. The sequential and year-over-year decreases were mainly attributable to an increase in the material cost of solar modules.

Income from Operations and Operating Margin

Income from operations in the first quarter of 2022 was RMB40.8 million (US$6.4 million), compared with RMB485.8 million in the fourth quarter of 2021 and RMB149.1 million in the first quarter of 2021.

Operating profit margin was 0.3% in the first quarter of 2022, compared with 3.0% in the fourth quarter of 2021 and 1.9% in the first quarter of 2021. The sequential and year-over-year decrease were mainly attributable to increase in the material cost of solar modules and share based compensations expenses in the first quarter of 2022.

Total operating expenses in the first quarter of 2022 were RMB2.19 billion (US$344.8 million), an increase of 1.3% from RMB2.16 billion in the fourth quarter of 2021 and an increase of 80.8% from RMB1.21 billion in the first quarter of 2021. The year-over-year increases were mainly attributable to increases in shipping costs for solar modules and share based compensations expenses in the first quarter of 2022.

Total operating expenses accounted for 14.8% of total revenues in the first quarter of 2022, compared to 13.2% (or 12.3% excluding impairment loss) in the fourth quarter of 2021 and 15.2% (or 13.7% excluding impairment loss) in the first quarter of 2021.

Interest Expense, Net

Net interest expense in the first quarter of 2022 was RMB162.2 million (US$25.6 million), an increase of 12.3% from RMB144.4 million in the fourth quarter of 2021 and an increase of 3.6% from RMB156.5 million in the first quarter of 2021. The sequential and year-over-year increases were mainly due to an increase in the Company's interest-bearing debts.

Subsidy Income

Subsidy income in the first quarter of 2022 was RMB305.3 million (US$48.2 million), compared with RMB109.6 million in the fourth quarter of 2021 and RMB130.3 million in the first quarter of 2021. The sequential and year over year increases were mainly attributable to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange gain (including change in fair value of foreign exchange derivatives) of RMB76.4 million (US$12.1 million) in the first quarter of 2022, compared to a net exchange loss of RMB10.5 million in the fourth quarter of 2021 and a net exchange loss of RMB26.6 million in the first quarter of 2021. The sequential and year over year increase was mainly attributable to a gain arising from foreign exchange forward contracts associated with the depreciation of the U.S. dollars and Euros against the RMB in the first quarter of 2022.

Change in Fair Value of Convertible Senior Notes and Call Option

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 (the "Notes") in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a loss from a change in fair value of the Notes of RMB104.9 million (US$16.6 million) in the first quarter of 2022, compared to a gain of RMB9.5 million in the fourth quarter of 2021 and a gain of RMB414.9 million in the first quarter of 2021. The change was primarily due to an increase in the Company's stock price in the first quarter of 2022. As ofMarch 31, 2022, certain convertible senior notes remains US$69.25 million outstanding after converting US$15.75 million into ordinary shares

Concurrent with the issuance of the Notes in May 2019, the Company entered into a call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The Company accounted for the call option transaction as freestanding derivative assets in its consolidated balance sheets, which is marked to market during each reporting period. The Company recorded nil in the first quarter of 2022, compared to nil in the fourth quarter of 2021 and a loss of RMB235.8 million in the first quarter of 2021. The change was primarily due to the Company exercising all the remaining call options using cash settlement in the third quarter of 2021.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and accounts for its investment using the equity method. The Company recorded equity in earnings of affiliated companies of RMB6.4 million (US$1.0 million) in the first quarter of 2022, compared with earnings of RMB3.5 million in the fourth quarter of 2021 and earnings of RMB43.4 million in the first quarter of 2021. The fluctuation of equity in earnings of affiliated companies primarily arose from change in fair value of interest rate swap recorded by an equity affiliate. The affiliated company terminated its interest swap arrangements in the first quarter of 2022. Hedge accounting was not applied for the derivative.

Income Tax Expense

The Company recorded an income tax expense of RMB71.0 million (US$11.2 million) in the first quarter of 2022, compared with an income tax expense of RMB126.9 million in the fourth quarter of 2021 and an income tax expense of RMB52.2 million in the first quarter of 2021. The sequential decrease in tax expense was mainly due to lower profit generated compared to the fourth quarter of 2021.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB75.3 million (US$11.9 million) in the first quarter of 2022, compared with RMB84.4 million in the fourth quarter of 2021 and RMB48.7 million in the first quarter of 2021. The increase in the first quarter of 2022 was mainly attributable to an increase of non-controlling interests after the Company's major subsidiary,Jinko Solar Co., Ltd ("Jiangxi Jinko") completed its initial public offering ("IPO") and started trading on Shanghai Stock Exchange'sSci-Tech innovation board on January 26, 2022. After the IPO, the Company holds approximately 58.62% of Jiangxi Jinko. Ownership of non-controlling interests in Jiangxi Jinko increased from 26.72% to 41.38% due to the IPO.

Net Income and Earnings per Share

Net income attributable to the Company's ordinary shareholders wasRMB28.9 million (US$4.6 million) in the first quarter of 2022, compared with net income attributable to the Company's ordinary shareholders ofRMB239.5 million in the fourth quarter of 2021 and net income attributable to the Company's ordinary shareholders ofRMB221.1 million in the first quarter of 2021.

Basic and diluted earnings per ordinary share were RMB0.15 (US$0.02) and RMB0.15 (US$0.02), respectively, during the first quarter of 2022, compared to RMB1.26 and RMB1.04, respectively, in the fourth quarter of 2021, and RMB1.16 and RMB(0.90), respectively, in the first quarter of 2021. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB0.60 (US$0.10) and

RMB0.60 (US$0.10), respectively in the first quarter of 2022; RMB5.02 and RMB4.16, respectively, in the fourth quarter of 2021; and RMB4.64 and RMB(3.61), respectively, in the first quarter of 2021.

Financial Position

As of March 31, 2022, the Company had RMB16.87 billion (US$2.66 billion) in cash and cash equivalents and restricted cash, compared with RMB8.92 billion as of December 31, 2021.

As of March 31, 2022, the Company's accounts receivables due from third parties wereRMB8.56 billion (US$1.35 billion), compared with RMB7.47 billion as of December 31, 2021.

As of March 31, 2022, the Company's inventories wereRMB15.95 billion (US$2.52 billion), compared with RMB13.25 billion as of December 31, 2021.

As of March 31, 2022, the Company's total interest-bearing debts wereRMB27.46 billion (US$4.33 billion), of which RMB419.0 million(US$66.1 million) was related to the Company's overseas downstream solar projects, compared withRMB25.63 billion, of which RMB419.0 million was related to the Company's overseas downstream solar projects as ofDecember 31, 2021.

First Quarter 2022 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments in the first quarter of 2022 were 8,390 MW, including 8,031 MW for solar module shipments and 359 MW for cell and wafer shipments.

Solar Products Production Capacity

As of March 31, 2022, the Company's annual mono wafer, solar cell and solar module production capacity was 40.0 GW, 40.0 GW (16.9 GW for N-type cells) and 50.0 GW, respectively.

Operations and Business Outlook Highlights

The overall impact of the COVID-19 outbreak on production and operations should be short-term and controllable. We heightened cooperation and coordination between our production，supply chain and sales teams to ensure production and delivery.

We reiterate our full year 2022 shipment guidance.

In light of growing demand for higher efficiency N-type products , and the smooth ramping up of our first phase of 16GW N-type cells production capacity, we plan to invest in the second phase of N-type cells with a total production capacity of approximately 16GW. Our in-house integrated capacity structure will be further improved. Leveraging on in-depth global marketing structure and localized service network, we are committed to bringing high-quality and efficient products to serve global customers.

Second Quarter and Full Year 2022 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the second quarter of 2022, the Company expects its total shipments to be in the range of 8.5 GW to 9.5 GW.

For full year 2022, the Company estimates its total shipments (including solar modules, cells and wafers) to be in the range of 35.0 GW to 40.0 GW.

Solar Products Production Capacity

JinkoSolar expects its annual mono wafer, solar cell and solar module production capacity to reach 55.0 GW, 55.0 GW (including 32.9 GW N-type cells) and 60.0 GW, respectively, by the end of 2022.

Recent Business Developments

In March 2022，JinkoSolar announced that it has delivered 100GW of solar modules globally. JinkoSolar is the first company in history to achieve this milestone.
In April 2022，JinkoSolar Delivers over 500,000 Ultra-efficiency Modules to one of the biggest Bifacial Projects in Europe.
In April 2022，JinkoSolar'sSubsidiary Jinko Solar Co., Ltd. Proposes 2021 Cash Dividend Plan to Its Annual Shareholders' Meeting For Approval.
In April 2022，JinkoSolar'sSubsidiary Jinko Solar Co., Ltd. Announces Certain Preliminary Unaudited Financial Results for First Quarter 2022.
In April 2022，JinkoSolar's High-efficiency N-Type Monocrystalline Silicon Solar Cell Sets New World Record with Maximum Conversion Efficiency of 25.7%.

Conference Call Information

JinkoSolar'smanagement will host an earnings conference call on Thursday, April 28, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	27492878#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, May 5, 2022. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	520001960#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar'swebsite at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 40.0 GW for mono wafers, 40.0 GW for solar cells, and 50.0 GW for solar modules, as of March 31, 2022.

JinkoSolar has 12 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of March 31, 2022.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2022, which was RMB6.3393 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar'sfilings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Mar 31, 2021	Dec 31, 2021	Mar 31, 2022
	RMB'000	RMB'000	RMB'000	USD'000
Revenues from third parties	7,940,050	16,361,236	14,727,499	2,323,206
Revenues from related parties	544	26,472	37,285	5,882
Total revenues	7,940,594	16,387,708	14,764,784	2,329,088
Cost of revenues	(6,582,222)	(13,743,415)	(12,538,177)	(1,977,849)

Gross profit	1,358,372	2,644,293	2,226,607	351,239
Operating expenses:
Selling and marketing	(614,856)	(1,117,473)	(1,384,467)	(218,394)
General and administrative	(363,872)	(776,137)	(656,413)	(103,547)
Research and development	(107,144)	(114,549)	(144,975)	(22,869)
Impairment of long-lived assets	(123,405)	(150,308)	-	-
Total operating expenses	(1,209,277)	(2,158,467)	(2,185,855)	(344,810)
Income from operations	149,095	485,826	40,752	6,429
Interest expenses, net	(156,535)	(144,420)	(162,198)	(25,586)
Subsidy income	130,315	109,636	305,296	48,159
Exchange loss	(71,543)	(127,483)	6,383	1,007
Change in fair value of commodity futures	-	-	486	77
Change in fair value of foreign exchange derivatives	44,904	116,993	70,047	11,050
Change in fair value of convertible senior notes and call option	179,104	9,540	(104,936)	(16,553)
Other income/(expense), net	3,239	(2,865)	13,018	2,054
Income before income taxes	278,579	447,227	168,848	26,637
Income tax expenses	(52,210)	(126,872)	(71,021)	(11,203)
Equity in earnings of affiliated companies	43,448	3,471	6,446	1,017
Net income	269,817	323,826	104,273	16,451
Less: Net income attributable to non-controlling interests	(48,725)	(84,359)	(75,336)	(11,884)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	221,092	239,467	28,937	4,567

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.16	1.26	0.15	0.02
Diluted	(0.90)	1.04	0.15	0.02
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	4.64	5.02	0.60	0.10
Diluted	(3.61)	4.16	0.60	0.10
Weighted average ordinary shares outstanding:
Basic	190,427,792	190,775,385	192,314,636	192,314,636
Diluted	205,142,801	205,838,968	192,578,950	192,578,950
Weighted average ADS outstanding:
Basic	47,606,948	47,693,846	48,078,659	48,078,659
Diluted	51,285,700	51,459,742	48,144,737	48,144,737

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	269,817	323,826	104,273	16,451
Other comprehensive income/(loss):
-Foreign currency translation adjustments	89,001	(107,654)	(30,526)	(4,815)
-Change in the instrument-specific credit risk	22,638	(15,948)	37,559	5,925
Comprehensive income	381,456	200,224	111,306	17,561
Less: Comprehensive income attributable to non-controlling interests	(48,725)	(84,359)	(75,336)	(11,884)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	332,731	115,865	35,970	5,677

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2021	Mar 31, 2022
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	15,397,981	2,428,972
Restricted cash	602,044	1,476,451	232,904
Restricted short-term investments	9,261,918	11,834,741	1,866,885
Short-term investments	150,000	-	-
Accounts receivable, net - related parties	29,417	69,944	11,033
Accounts receivable, net - third parties	7,471,103	8,557,801	1,349,960
Notes receivable, net - third parties	1,689,102	1,936,368	305,455
Advances to suppliers, net - third parties	1,536,155	3,091,968	487,746
Inventories, net	13,252,352	15,953,419	2,516,590
Forward contract receivables	73,532	70,849	11,176
Prepayments and other current assets, net - related parties	17,348	17,704	2,793
Prepayments and other current assets, net	2,435,056	3,118,845	491,986
Held-for-sale assets	684,631	701,047	110,587
Total current assets	45,524,073	62,227,118	9,816,087

Non-current assets:
Restricted cash	1,204,697	1,223,417	192,989
Accounts receivable, net - third parties	27,624	27,876	4,397
Long-term investments	538,866	555,772	87,671
Property, plant and equipment, net	19,969,894	23,415,061	3,693,635
Land use rights, net	1,090,057	1,125,327	177,516
Intangible assets, net	55,484	64,820	10,225
Financing lease right-of-use assets, net	628,592	611,846	96,516
Operating lease right-of-use assets, net	438,270	422,487	66,646
Deferred tax assets	371,767	371,781	58,647
Advances to suppliers to be utilised beyond one year	296,709	455,471	71,849
Other assets, net - related parties	3,292	22,020	3,474
Other assets, net - third parties	2,739,159	1,808,754	285,324
Investments in equity securities	95,000	95,000	14,986
Total non-current assets	27,459,411	30,199,632	4,763,875

Total assets	72,983,484	92,426,750	14,579,962

LIABILITIES
Current liabilities:
Accounts payable - related parties	15,863	-	-
Accounts payable - third parties	6,799,854	6,705,535	1,057,772
Notes payable - third parties	12,072,223	19,253,549	3,037,173
Accrued payroll and welfare expenses	1,240,791	1,207,533	190,484
Advances from third parties	5,914,354	5,009,661	790,255
Income tax payable	214,856	183,476	28,943
Other payables and accruals	4,844,077	6,359,974	1,003,262
Other payables due to related parties	2,230	1,774	280
Forward contract payables	2,659	1,390	219
Financing lease liabilities - current	194,939	199,420	31,458
Operating lease liabilities - current	62,515	66,045	10,418
Short-term borrowings from third parties, including current portion of long-term bank borrowings	13,339,367	13,949,985	2,200,556
Guarantee liabilities to related parties	2,500	2,430	383
Held-for-sale liabilities	553,234	563,966	88,963
Deferred revenue	200,000	-	-
Total current liabilities	45,459,462	53,504,738	8,440,166

Non-current liabilities:
Long-term borrowings	9,896,455	11,081,221	1,748,020
Convertible senior notes	1,098,736	1,172,143	184,901
Accrued warranty costs - non current	858,641	889,067	140,247
Financing lease liabilities	236,373	203,162	32,048
Operating lease liabilities	385,420	365,713	57,690
Deferred tax liability	183,003	183,003	28,868
Long-term Payables	568,495	575,455	90,776
Guarantee liabilities to related parties- non current	9,642	9,066	1,430
Total non-current liabilities	13,236,765	14,478,830	2,283,980

Total liabilities	58,696,227	67,983,568	10,724,146

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 198,142,693 shares issued as of December 31, 2021 and March 31, 2022, respectively)	26	27	4
Additional paid-in capital	5,617,923	9,282,472	1,464,274
Statutory reserves	700,244	700,244	110,461
Accumulated other comprehensive income	(154,375)	(147,342)	(23,243)
Treasury stock, at cost; 2,945,840 ordinary shares as of
December 31, 2021 and March 31, 2022	(43,170)	(43,170)	(6,810)
Accumulated retained earnings	4,929,138	4,958,075	782,116

Total JinkoSolar Holding Co., Ltd. shareholders' equity	11,049,786	14,750,306	2,326,802

Non-controlling interests	3,237,471	9,692,876	1,529,014

Total shareholders' equity	14,287,257	24,443,182	3,855,816

Total liabilities and shareholders' equity	72,983,484	92,426,750	14,579,962

View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-first-quarter-2022-financial-results-301535082.html

SOURCE JinkoSolar Holding Co., Ltd.